UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        SCHEDULE 13D
                    (Amendment No.  __ )*

          Under the Securities Exchange Act of 1934

               DYNASIL CORPORATION OF AMERICA

                      (Name of Issuer)


          Common Stock, par value $0.0005 per share

               (Title of Class of Securities)


                          268102100

                       (CUSIP Number)


                        Gerald Entine
             c/o Dynasil Corporation of America
                       44 Hunt Street
                    Watertown, MA  02472
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                        July 1, 2008*
   (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __.

* See Explanatory Note.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No.  268102100

  1    NAMES OF REPORTING PERSON

     Gerald Entine

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
     (a)  __
     (b)  __

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (see instructions)

     SC

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
      __

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


     NUMBER OF             7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                4,363,098
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                           8      SHARED VOTING POWER

                               0

                           9      SOLE DISPOSITIVE POWER

                                4,363,098

                          10    SHARED DISPOSITIVE POWER

                               0



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

            4,363,098

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (see instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           28.0%

14  TYPE OF REPORTING PERSON (See Instructions)

           IN

                      Explanatory Note

This statement on Schedule 13D reflects the transactions described below, which occurred on July 1, 2008. The Reporting Person, Gerald Entine, has not engaged in any transactions in the shares of common stock, par value $0.0005 per share, of Dynasil
Corporation of America since July 1, 2008.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value
$0.0005 per share (the "Shares"), of Dynasil
Corporation of America, a Delaware corporation
("Dynasil" or "the Issuer"). Dynasil's principal executive offices are located at 44 Hunt Street, Watertown, Massachusetts 02472. Dynasil's telephone number is (607) 272-3320, ext. 26.

 Item 2.    Identity and Background

This Statement is filed by Gerald Entine ("Dr. Entine")
(the "Reporting Person"). Dr. Entine is an individual and citizen of the United States. Dr. Entine's business address is 44 Hunt Street, Watertown, MA
02472.

Dr. Entine's principal occupation is to serve as RMD
Research President and a director of Dynasil.

During the last five years, Dr. Entine has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other
Consideration

The source and amount of funds used by Dr. Entine to
acquire his 4,063,098 shares of Dynasil Common Stock
were Dr. Entine's ownership in Radiation Monitoring
Devices, Inc. and RMD Instruments, LLC.  As previously
disclosed in an 8-K filing by Dynasil on July 7, 2008,
Dr. Entine was issued these shares by Dynasil on July
1, 2008 in consideration for the sale by Dr. Entine to
Dynasil of certain assets of RMD Instruments, LLC and
the stock of Radiation Monitoring Devices, Inc. (the
"Transaction").   Additionally, trusts in the names Dr.
Entine's children were given a combined 300,000 shares pursuant to the Transaction, over which Dr. Entine has sole voting and dispositive power.

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by reference to the description included in the Issuer's Form 8-K filed on July 7, 2008 as well as in the Issuer's subsequent Annual Reports on Form 10-K and
Dr. Entine's Section 16 filing on Form 3.

Item 4.     Purpose of the Transaction

The purpose of the Transaction was to permit Dr. Entine to sell the assets of RMD Instruments, LLC and the stock of Radiation Monitoring Devices and to acquire a significant equity position in Dynasil.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the Transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Dr. Entine has not engaged in any transactions in the Shares during the past 60 days.

As a result of the Transaction, as of July 1, 2008, Dr.
Entine beneficially owned 4,363,098 shares of Dynasil's
Common Stock, representing 38.5% of the number of shares outstanding. At the date hereof, Dr. Entine beneficially owns the same 4,363,098 shares of Dynasil's Common Stock, which now represent 28.0% of the 15,577,636 shares outstanding as of August 22, 2011. Dr. Entine has sole voting and dispositive power over 4,063,098 shares, which he holds through the Gerald Entine 1988 Family Trust. He has sole voting and dispositive power over 300,000 shares that are held in trusts for his children.

Item 6.     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. In connection with the Transaction, on July 1, 2008, Dr.
Entine, trusts in the names of Dr. Entine's children
(together, the "Child Trusts") and other members of RMD
Instruments, LLC (the "Seller") entered into an asset purchase agreement with the Issuer, pursuant to which the Issuer purchased certain assets of the Seller in exchange for 1,000,000 Shares, 628,773 of which Shares were issued to Dr. Entine and 300,000 of which Shares were issued to the Child Trusts. As disclosed in the Issuer's Form 8-K filed on July 7, 2008 as well as in the Issuer's subsequent Annual Reports on Form 10-K, commencing July 1, 2010, the Seller's members, including Dr. Entine and the Child Trusts, may tender these shares of common stock to the Issuer for repurchase by it at a repurchase price of $2.00 per share during a two year period ending July 1, 2012, upon no less than ninety (90) days prior notice to the Issuer. Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.   Materials to be Filed as Exhibits.

The following agreements are included as exhibits to this filing:


Exhibit  Asset Purchase Agreement, dated July 1, 2008 between
1 Dynasil Corporation of America, RMD Instruments Corp, RMD Instruments, LLC, Gerald Entine 1988 Family Trust, Fritz Wald and Doris Wald, and Jacob H. Paster, filed as
         Exhibit 10.1 to Form 8-K filed by the Issuer on July 7, 2008 and incorporated herein by reference.

Exhibit  Agreement and Plan of Merger, dated July 1, 2008 by and
2 among Dynasil Corporation of America, RMD Acquisition Sub, Inc., Radiation Monitoring Devices, Inc., Gerald Entine 1988 Family Trust, Fritz Wald and Doris Wald, and Jacob H. Paster, filed as Exhibit 10.2 to Form 8-K filed by the Issuer on July 7, 2008 and incorporated herein by reference.




                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2011                   /s/ Gerald Entine

                                           Gerald Entine

                        EXHIBIT INDEX


Exhibit  Asset Purchase Agreement, dated July 1, 2008 between
1 Dynasil Corporation of America, RMD Instruments Corp, RMD Instruments, LLC, Gerald Entine 1988 Family Trust, Fritz Wald and Doris Wald, and Jacob H. Paster, filed as
         Exhibit 10.1 to Form 8-K filed by the Issuer on July 7, 2008 and incorporated herein by reference.

Exhibit  Agreement and Plan of Merger, dated July 1, 2008 by and
2 among Dynasil Corporation of America, RMD Acquisition Sub, Inc., Radiation Monitoring Devices, Inc., Gerald Entine 1988 Family Trust, Fritz Wald and Doris Wald, and Jacob H. Paster, filed as Exhibit 10.2 to Form 8-K filed by the Issuer on July 7, 2008 and incorporated herein by reference.